UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
	Misha B. Rozenberg
	1691 Laurelwood Drive
	San Jose, CA  95125

2. Issuer Name and Ticker or Trading Symbol
   MAXTOR CORPORATION (MXO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
	January 27, 2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Sr. Vice President, Chief Quality Officer

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------
1. Title of	2. Trans-	3. Trans-	4.Securities Acquired (A)	5.Amount of	6. Owner-	7.Nature of
Security	action 		action		or Disposed of (D)		Securities	ship Form:	Indirect
		Date		Code		Amount	(A)	Price		Beneficially	Direct (D)	Beneficial
		(Month/		Code   V		or			Owned		or Indirect	Ownership
		Day/					(D)			Following	(I)
		Year)								Reported
										Transaction(s)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock	1/27/03		S		  900	D	$6.49		86,116		D
Common Stock	1/27/03		S		9,100	D	$6.35		77,016		D
Common Stock	1/27/03		S		5,000	D	$6.43		72,016		D
Common Stock	1/27/03		S		  300	D	$6.45		71,716		D
Common Stock	1/27/03		S		6,400	D	$6.36		65,316		D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative	2.Conver-	3.Trans-	4.Trans-	5.Number of Deriv-	6.Date Exer-	7. Title and
Security		sion or		action		action		ative Securities Ac-	cisable and	Amount of
			Exercise	Date		Code		quired (A) or Dis-	Expiration	Underlying
			Price of	(Month/		Code  V		posed of (D)		Date		Securities
			Deriva-		Day/							Date	Expira-
			tive		Year)							Exer-	tion
			Security								cisable	Date	Title	Amount																									(I)



------------------------------------------------------------------------------------------------------------------------------

Table II - Continued
---------------------------------------------------------------------
8.Price		9.Number of		10.Ownership	11.Nature of
of		derivative 		form of		Indirect
Deriv-		securities		derivative	Beneficial
ative		beneficially		security: 	Ownership
Security	owned			Direct (D)
		following		or Indirect
		reported		(I)
		transaction(s)

----------------------------------------------------------------------




SIGNATURE OF REPORTING PERSON:
/s/	By:  Glenn H. Stevens
	For: Misha B. Rozenberg
	pursuant to Confirming Statement
	dated January 16, 2002, on file
DATE:	1/27/03